TRANSDEL PHARMACEUTICALS, INC.
4225 Executive Square, Suite 460
La Jolla, California 92037

February 7, 2008

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	Transdel Pharmaceuticals, Inc.
Amendment No. 5 to Registration Statement on Form SB-2 Filed February 7, 2008 File No. 333-147930

Ladies and Gentlemen:

The undersigned Registrant hereby requests that the effective date for the registration statement referred to above be accelerated so that the registration statement will become effective at 4:00 p.m. Eastern Time on February 8, 2008, or as soon as practicable thereafter.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TRANSDEL PHARMACEUTICALS, INC.

By:	/s/ John Lomoro
John Lomoro
Chief Financial Officer